# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Planet Labs PBC, CIK 0001836833
CUSIP: 72703X106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 645 Harrison Street, Floor 4, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 01/13/2026
Amends the filing with accession number 0001193125-21-361394
Filed by CIK 0001898468
Persons authorized to receive notices and communications: Thomas Murphy, c/o Planet Labs PBC, 645 Harrison St., Floor 4, San Francisco, California (CA), 94107, (415) 829-3313

## Reporting persons
- William Marshall (CIK 0001898468): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 16,737,246; shared voting power 0; sole dispositive power 16,737,246; shared dispositive power 0; aggregate amount beneficially owned 16,737,246 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Planet Labs PBC
Address of issuer's principal executive offices: 645 Harrison Street, Floor 4, San Francisco, California (CA), 94107
Comment:
Explanatory Note

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on December 20, 2021 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Planet Labs PBC, a Delaware public benefit corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In connection with the Issuer's Business Combination with Former Planet, the Reporting Person was entitled to receive additional equity consideration in the form of shares of Class A Common Stock and shares of Class B Common Stock (collectively, the "Earnout Shares"), upon the satisfaction of certain price targets. Specifically, the Earnout Shares would be earned in four equal tranches when (a) the closing price of the Class A Common Stock equaled or exceeded $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to the fifth anniversary of December 7, 2021 (the "Earnout Thresholds") or (b) the Issuer consummated a change of control transaction that entitled stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

On January 13, 2026, in connection with the satisfaction of the $15.00 and $17.00 Earnout Thresholds, the Issuer issued 127,272 shares of Class A Common Stock and 584,052 shares of Class B Common Stock to the Reporting Person, after withholding an aggregate of 120,522 shares of Class A Common Stock to cover withholding tax obligations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own 16,737,246 shares of Class A Common Stock, which consists of (i) 892,121 shares of Class A Common Stock held of record by the Reporting Person, (ii) 11,162,845 shares of Class A Common Stock underlying Class B Common Stock currently issuable on a one-to-one basis, (iii) 4,442,234 shares of Class A Common Stock underlying stock options that are exercisable or will become exercisable within 60 days of the date hereof, and (iv) 240,046 shares of Class A Common Stock underlying RSUs that will vest within 60 days of the date hereof.

Based upon 306,262,586 shares of Class A Common Stock outstanding as of January 13, 2026, as provided by the Issuer, the Reporting Person may be deemed to beneficially own 5.2% of the outstanding Class A Common Stock. The ownership information assumes (i) the redemption of the Class B Common Stock indirectly held by the Reporting Person for shares of the Class A Common Stock on a one-to-one basis, (ii) the exercise of stock options held of record by the Reporting Person that are currently exercisable or will become exercisable within 60 days of the date hereof and (iii) the vesting of RSUs held by the Reporting Person, if any, within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote: 16,737,246

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 16,737,246

Shared power to dispose or direct the disposition of: 0
Transactions in the class effected during the past sixty days:
Other than as described in Item 3, during the past 60 days, two transactions were effected in the Reporting Person's Class A Common Stock:
- On December 15, 2025, the Issuer withheld 121,897 shares of Class A Common Stock to cover withholding tax associated with the vesting and settlement of the Reporting Person's RSUs.
- On December 26, 2025, the Reporting Person sold 200,000 shares of Class A Common Stock in the open market pursuant to a Rule 10b5-1 trading plan. The sales were executed in multiple trades at prices ranging from $19.05 to $20.30, with a weighted average price of $19.3592 per share. The Reporting Person undertakes to provide upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate sale price.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- William Marshall: /s/ William Marshall, William Marshall (01/15/2026)